                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ______________________

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 3)


                            Cayenne Software, Inc.
                      ----------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
                    --------------------------------------
                        (Title of Class of Securities)


                                   149744104
                             --------------------
                                (CUSIP Number)


                             Andrew S. Paul, Esq.
                       c/o Tudor Investment Corporation
                        One Liberty Plaza (51st Floor)
                           New York, New York  10006
                                (212) 602-6700
                   ----------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               January 10, 1997
            ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

---------------------
CUSIP NO. 149744104
---------------------
----------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Tudor Investment Corporation
        TIN: 22-2514825
----------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)  [  ]
                                                (b)  [X ]
----------------------------------------------------------------
3.      SEC USE ONLY

----------------------------------------------------------------
4.      SOURCE OF FUNDS
        OO
----------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                     [  ]
----------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
----------------------------------------------------------------
                        7       SOLE VOTING POWER
 NUMBER OF                      0
  SHARES                -----------------------------------
BENEFICIALLY            8       SHARED VOTING POWER
  OWNED BY                      594,308
  EACH                   ----------------------------------
 REPORTING              9       SOLE DISPOSITIVE POWER
  PERSON                        0
  WITH                   ----------------------------------
                        10      SHARED DISPOSITIVE POWER
                                594,308
----------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
                                594,308
----------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                        [  ]
----------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                3.4%
----------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        CO
----------------------------------------------------------------

---------------------
CUSIP NO. 149744104
---------------------
----------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Paul Tudor Jones, II
        TIN:
----------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)  [  ]
                                                (b)  [X ]
----------------------------------------------------------------
3.      SEC USE ONLY

----------------------------------------------------------------
4.      SOURCE OF FUNDS
        OO
----------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                     [  ]
----------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America
----------------------------------------------------------------
                        7       SOLE VOTING POWER
  NUMBER OF                     0
   SHARES               -----------------------------------
BENEFICIALLY            8       SHARED VOTING POWER
  OWNED BY                      623,200
    EACH                -----------------------------------
 REPORTING              9       SOLE DISPOSITIVE POWER
   PERSON                       0
    WITH                -----------------------------------
                        10      SHARED DISPOSITIVE POWER
                                623,200
----------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
                                623,200
----------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                        [  ]
----------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                3.5%
----------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IN
----------------------------------------------------------------

---------------------
CUSIP NO. 149744104
---------------------
----------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        The Raptor Global Fund Ltd.
        TIN:  n/a
----------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)  [  ]
                                                (b)  [X ]
----------------------------------------------------------------
3.      SEC USE ONLY

----------------------------------------------------------------
4.      SOURCE OF FUNDS
        OO
----------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                     [  ]
----------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Cayman Islands
----------------------------------------------------------------
                        7       SOLE VOTING POWER
  NUMBER OF                     0
   SHARES               -----------------------------------
BENEFICIALLY            8       SHARED VOTING POWER
  OWNED BY                      250,464
    EACH                -----------------------------------
 REPORTING              9       SOLE DISPOSITIVE POWER
   PERSON                       0
    WITH                -----------------------------------
                        10      SHARED DISPOSITIVE POWER
                                250,464
----------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
                        250,464
----------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                        [  ]
----------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        1.4%
----------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        CO
----------------------------------------------------------------

---------------------
CUSIP NO. 149744104
---------------------
----------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        The Raptor Global Fund L.P.
        TIN: 13-3735415
----------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)  [  ]
                                                (b)  [X ]
----------------------------------------------------------------
3.      SEC USE ONLY

----------------------------------------------------------------
4.      SOURCE OF FUNDS
        OO
----------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                     [  ]
----------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
----------------------------------------------------------------
                        7       SOLE VOTING POWER
  NUMBER OF                     0
   SHARES               -----------------------------------
BENEFICIALLY            8       SHARED VOTING POWER
  OWNED BY                      99,844
  EACH                  -----------------------------------
 REPORTING              9       SOLE DISPOSITIVE POWER
  PERSON                        0
  WITH                  -----------------------------------
                        10      SHARED DISPOSITIVE POWER
                                99,844
----------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
                                99,844
----------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                        [  ]
----------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                0.6%
----------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        PN
----------------------------------------------------------------

---------------------
CUSIP NO. 149744104
---------------------
----------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Tudor Arbitrage Partners L.P.
        TIN:  13-3496979
----------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)  [  ]
                                                (b)  [X ]
----------------------------------------------------------------
3.      SEC USE ONLY

----------------------------------------------------------------
4.      SOURCE OF FUNDS
        OO
----------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                     [  ]
----------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
----------------------------------------------------------------
                        7       SOLE VOTING POWER
  NUMBER OF                     0
   SHARES               -----------------------------------
BENEFICIALLY            8       SHARED VOTING POWER
  OWNED BY                      28,892
  EACH                  -----------------------------------
 REPORTING              9       SOLE DISPOSITIVE POWER
  PERSON                        0
  WITH                  -----------------------------------
                        10      SHARED DISPOSITIVE POWER
                                28,892
----------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
                                28,892
----------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                        [  ]
----------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                0.2%
----------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        PN
----------------------------------------------------------------

---------------------
CUSIP NO. 149744104
---------------------
----------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Tudor Global Trading LLC
        TIN:  13-3862744
----------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)  [  ]
                                                (b)  [X ]
----------------------------------------------------------------
3.      SEC USE ONLY

----------------------------------------------------------------
4.      SOURCE OF FUNDS
        OO
----------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                     [  ]
----------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
----------------------------------------------------------------
                        7       SOLE VOTING POWER
 NUMBER OF                      0
  SHARES                ------------------------------------
BENEFICIALLY            8       SHARED VOTING POWER
  OWNED BY                      28,892
  EACH                  ------------------------------------
 REPORTING              9       SOLE DISPOSITIVE POWER
  PERSON                        0
  WITH                  ------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                28,892
----------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
                                28,892
----------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                        [  ]
----------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                0.2%
----------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        OO
----------------------------------------------------------------

---------------------
CUSIP NO. 149744104
---------------------
----------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Tudor BVI Futures, Ltd.
        TIN: n/a
----------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)  [  ]
                                                (b)  [X ]
----------------------------------------------------------------
3.      SEC USE ONLY

----------------------------------------------------------------
4.      SOURCE OF FUNDS
        OO
----------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                     [  ]
----------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        British Virgin Islands
----------------------------------------------------------------
                        7       SOLE VOTING POWER
  NUMBER OF                     0
   SHARES               ------------------------------------
BENEFICIALLY            8       SHARED VOTING POWER
  OWNED BY                      244,000
    EACH                ------------------------------------
 REPORTING              9       SOLE DISPOSITIVE POWER
   PERSON                       0
    WITH                ------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                244,000
----------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
                                244,000
----------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                        [  ]
----------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                1.4%
----------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        CO
----------------------------------------------------------------

Item 1.  Security and Issuer
         -------------------

This Amendment No. 3, dated January 14, 1997 to Statement on Schedule 13D relates to the common stock, par value $.01 per share ("Common Stock"), of Cayenne Software, Inc., a Massachusetts corporation (previously named BACHMAN Information Systems Inc.) (the "Company"), and amends the Schedule 13D previously filed and amended by Tudor Investment Corporation, a Delaware corporation ("TIC"), Paul Tudor Jones, II, a natural person and a citizen of the United States ("Mr. Jones"), The Raptor Global Fund Ltd., a company organized under the laws of the Cayman Islands ("Raptor Ltd."), The Raptor Global Fund L.P., a Delaware limited partnership ("Raptor L.P."), Tudor Arbitrage Partners L.P., a Delaware limited partnership ("TAP) and Tudor BVI Futures, Ltd., a corporation organized under the laws of the British Virgin Islands ("Tudor BVI", and collectively with TIC, Mr. Jones, Raptor Ltd., Raptor L.P., TAP, and Tudor Global Trading LLC, a Delaware limited liability company ("TGT"), the "Reporting Persons").* The summaries of information on schedules attached hereto are qualified in their entirety by reference to such schedules, which are incorporated by reference herein.

The Company's principal executive offices are located at 8 New England Executive Park, Burlington, Massachusetts 01803.


Item 2.  Identity and Background.
         ------------------------

No change except the following:

The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each natural person that is a director or executive officer of TIC, TGT, Raptor Ltd. or Tudor BVI is set forth on Schedule I hereto and is incorporated by reference herein. TIC is the sole general partner of Raptor L.P. TGT is the sole limited partner of TAP.

During the last five years, none of the Reporting Persons, or to the best knowledge and belief of the Reporting Persons, any of the individuals listed on
Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any Reporting Person

---------------------
* For purposes of this Statement on Schedule 13D the Reporting Persons have filed as a "group". Nevertheless, the Reporting Persons hereby disclaim that they are members of a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose.

or any person listed on Schedule I was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law, except as follows:

On September 12, 1996, TIC settled a proceeding with the Securities and Exchange Commission (the "SEC") relating to alledged violations of the "uptick rule" in connection with certain sales of stock over a two day period in March 1994. Without admitting or denying the SEC's findings, TIC paid a civil penalty of $800,000, and agreed not to violate the uptick rule in the future.

Except as set forth in this Schedule 13D, none of the Reporting Persons currently has any plans or proposals which relate to or would result in any of the transactions, actions or events enumerated in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

Attached hereto as Schedule II is a list of the transactions by each of the Reporting Persons in Common Stock since June 20, 1996.

Because TIC is the sole general partner of Raptor L.P. and provides investment advisory services to Raptor Ltd., Raptor L.P. and Tudor BVI, TIC may be deemed to beneficially own the shares of Common Stock owned by each of such Reporting Persons. TGT, as the sole general partner of TAP, may be deemed to beneficially own the shares of Common Stock owned by TAP. In addition, because Mr. Jones owns a majority of the capital stock and voting securities of TIC and indirectly owns a majority of the equity interests in TGT, Mr. Jones may be deemed to beneficially own the shares of Common Stock deemed beneficially owned by TIC and TGT.

Based on the information contained in the Company's Form 10-Q for the period ended September 30, 1996 that there are 17,687,406 shares of Common Stock issued and outstanding as of November 8, 1996, each Reporting Person beneficially owns (or, with respect to TIC, Mr. Jones and TGT, may be deemed to beneficially own) the number and percentage of outstanding shares of Common Stock listed in the responses to Items 11 and 13, respectively, of the cover page filed herewith for such Reporting Person. In addition, the number of shares of Common Stock beneficially owned (or, with respect to TIC, Mr. Jones and TGT, which may be deemed beneficially owned) by each Reporting Person with respect to which such Reporting Person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power are listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover page filed herewith for such Reporting

Person. The voting and dispositive power is reported as shared because each of the Reporting Persons (other than TIC and Mr. Jones) has the power to remove TIC as its investment advisor or general partner. Each of the Reporting Persons (other than TIC and Mr. Jones) expressly disclaim beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person and each of TIC, Mr. Jones and TGT disclaim beneficial ownership of the Common Stock beneficially owned by Raptor Ltd., Raptor L.P., TAP, Tudor BVI and, in the case of TIC and Mr. Jones, TGT.

Following the sales reported on Schedule II, none of the Reporting Persons remained the beneficial owner, pursuant to Rule 13(d)(1)(i), of more than 5% of the Common Stock of the Company.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  January 14, 1997


                            TUDOR INVESTMENT CORPORATION



                            By:  /s/ Andrew S. Paul
                                 ---------------------
                            Name:  Andrew S. Paul
                            Title: Vice President &
                                   General Counsel



                            /s/ Paul Tudor Jones, II
                            --------------------------
                            Paul Tudor Jones, II



                            THE RAPTOR GLOBAL FUND LTD.

                            By: TUDOR INVESTMENT CORPORATION,
                                  Trading Advisor


                                By:  /s/ Andrew S. Paul
                                     ---------------------
                                Name:  Andrew S. Paul
                                Title: Vice President &
                                       General Counsel



                            THE RAPTOR GLOBAL FUND L.P.

                            By: TUDOR INVESTMENT CORPORATION,
                                  General Partner



                                By:  /s/ Andrew S. Paul
                                     ---------------------
                                Name:  Andrew S. Paul
                                Title: Vice President &
                                       General Counsel

                            TUDOR ARBITRAGE PARTNERS L.P.

                            By: TUDOR GLOBAL TRADING LLC,
                                  General Partner



                                By:  /s/ Andrew S. Paul
                                     ---------------------
                                Name:  Andrew S. Paul
                                Title: Vice President &
                                       General Counsel



                            TUDOR GLOBAL TRADING LLC



                            By:  /s/ Andrew S. Paul
                                 ---------------------
                            Name:  Andrew S. Paul
                            Title: Vice President &
                                   General Counsel



                            TUDOR BVI FUTURES, LTD.

                            By: TUDOR INVESTMENT CORPORATION,
                                  Trading Advisor



                                By:  /s/ Andrew S. Paul
                                     ---------------------
                                Name:  Andrew S. Paul
                                Title: Vice President &
                                       General Counsel

                                                            Schedule I

                       EXECUTIVE OFFICERS AND DIRECTORS
                           OF THE REPORTING PERSONS

I.  TIC

The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of TIC is set forth below. Unless otherwise indicated (i) the principal occupation or employment of such person is as an executive officer or director of TIC, (ii) the business address of such person is c/o TIC at the address of TIC set forth under Item 2 of this Schedule 13D,
(iii) such person is a citizen of the United States and (iv) to the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock.

                         Principal Occupation/
Name                     Business Address
----                     -------------------------------

Paul Tudor Jones, II*    Chairman of the Board of Directors, Chief Executive
                         Officer of TIC.

Mark F. Dalton           Director, President and Chief Operating Officer of TIC.

James J. Pallotta        Director and Vice President of TIC.

Mark A. Heffernan        Director of TIC. Mr. Heffernan trades in securities and
Citizen of United        other financial instruments for Tudor Proprietary
Kingdom                  Trading L.L.C. and certain investment funds advised by
                         Tudor Capital (U.K.), L.P., both of which are located at The Upper Mill, Kingston Road, Ewell, Surrey KT17
                         2AF, England.

Andrew S. Paul           Director, Vice President, General Counsel and Corporate
                         Secretary of TIC.

Richard L. Fisher        Director of TIC.  Mr. Fisher is Vice President of
                         Investments and Acquisitions and a Managing Director of Dunavant Enterprises, Inc., 3797 Getwell Road, Memphis,
                         TN  38118.

Mark Pickard             Vice President and Chief Financial Officer of TIC.


----------------
* See Item 5 of this Schedule 13D for a discussion of Mr. Jones' potential beneficial ownership of Common Stock.

II.  RAPTOR LTD.

The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of Raptor Ltd. is set forth below. Unless otherwise indicated (i) the principal occupation or employment of such person is as set forth below, (ii) the business address of such person is c/o Inter Caribbean Services Ltd., (iii) such person is a citizen of the country set forth below and (iv) to the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock.

                         Principal Occupation/
Name                     Business Address
----                     -------------------------------

Inter Caribbean          Director of Raptor Ltd.  The principal place of
Services Ltd.            business of Inter Caribbean Services Ltd. is
Incorporated in British  c/o Curacao International Trust Company N.V.
Virgin Islands           ("CITCO"), Kaya Flamboyan 9, Netherlands Antilles.


Bernard A. Loze          Director of Raptor Ltd.  Chairman and Chief
Citizen of France        Executive Officer of Loze et Associe, 43, Avenue
                         Marceau, Paris 75116, France, which is a consulting firm that provides financial and investment advice to international clients.

Arpad A. Busson          Director of Raptor Ltd.  Chairman of European
Citizen of France        Investment Managers, c/o Harney, Westwood & Riegels,
                         P.O. Box 71, Road Town, Tortola, British Virgin
                         Islands, which is a consulting and money management firm.

Jean-Pierre Jacquemoud   Director of Raptor Ltd.  Attorney, Jacquemoud &
Citizen of Switzerland   Stanislas, 2, rue Bellow, Geneva 1206, Switzerland.

III.  TUDOR GLOBAL TRADING LLC

The name and present principal occupation or employment of each executive officer of TGT is set forth below. Each of such persons holds identical titles for TIC and TGT. The business address of such person is c/o TIC at the address of TIC set forth under Item 2 of this Schedule 13D, each such person is a citizen of the United States and to the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock.


Name                     Principal Occupation
----                     ---------------------------------------

Paul Tudor Jones, II*    Chairman of the Board of Directors, Chief Executive
                         Officer of TIC.

Mark F. Dalton           Director, President and Chief Operating Officer of TIC.

James J. Pallotta        Director and Vice President of TIC.

Andrew S. Paul           Director, Vice President, General Counsel and Corporate
                         Secretary of TIC.

Mark Pickard             Vice President and Chief Financial Officer of TIC.


--------------
* See Item 5 of this Schedule 13D for a discussion of Mr. Jones' potential beneficial ownership of Common Stock.

IV.  TUDOR BVI

The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of Tudor BVI is set forth below. To the knowledge of the Reporting Persons, the below listed persons neither currently beneficially own nor have had any transactions in the Common Stock.


                         Principal Occupation/
Name                     Business Address
----                     -------------------------------

Inter Caribbean          Director of Tudor BVI.  See information under Raptor
Services Ltd.            Ltd.

David P. d'Abrumenil     Director of Tudor BVI.
Citizen of United        Chairman, Lionspring Enterprises Limited, 36 John
Kingdom                  Street, London WC1N 2AT, England, which is a financial
                         consulting firm.

Jean-Pierre Jacquemoud   Director of Tudor BVI.  See information under Raptor
Citizen of Switzerland   Ltd.

Bernard A. Loze          Director of Tudor BVI.  See information under Raptor
                         Ltd.

Arpad A. Busson          Director of Tudor BVI.  See information under Raptor
                         Ltd.

                                                            Schedule II


                                TRANSACTIONS

  All shares of Common Stock were purchased or sold in open market transactions for cash.



Tudor BVI
-------------

Date           Transaction          # Shares         $/Share
-------------  -------------------  ---------------  -----------
07/02/96       Sale                          33,300      $6.5000
07/23/96       Sale                           1,600      $6.1250
08/22/96       Sale                           6,900      $5.8996
10/15/96       Sale                          10,400      $5.1250
10/15/96       Sale                             400      $5.0625
10/15/96       Sale                           7,800      $5.0824
01/10/97       Sale                         154,000      $4.0300


Total Common Stock beneficially owned as of the date this
Schedule 13D:  244,000



Raptor L.P.
-------------

Date           Transaction          # Shares         $/Share
-------------  -------------------  ---------------  -----------
07/02/96       Sale                           6,600      $6.5000
07/23/96       Sale                             600      $6.1250
08/22/96       Sale                           2,800      $5.8996
10/15/96       Sale                           4,200      $5.1250
10/15/96       Sale                             200      $5.0625
10/15/96       Sale                           3,200      $5.0824
01/10/97       Sale                          59,100      $4.0300


Total Common Stock beneficially owned as of the date of this
Schedule 13D:  99,844

TAP
-------------

Date           Transaction          # Shares         $/Share
-------------  -------------------  ---------------  -----------
07/02/96       Sale                           2,900      $6.5000
07/23/96       Sale                             200      $6.1250
08/22/96       Sale                             700      $5.8996
10/15/96       Sale                           1,100      $5.1250
10/15/96       Sale                             800      $5.0824
01/10/97       Sale                          12,100      $4.0300


Total Common Stock beneficially owned as of the date of this
Schedule 13D:  28,892



Raptor Ltd.
-------------

Date           Transaction          # Shares         $/Share
-------------  -------------------  ---------------  -----------
07/02/96       Purchase                      42,800      $6.5000
07/23/96       Sale                           1,500      $6.1250
08/22/96       Sale                           6,100      $5.8996
10/15/96       Sale                           9,300      $5.1250
10/15/96       Sale                             400      $5.0625
10/15/96       Sale                           7,000      $5.0824
01/10/97       Sale                         104,800      $4.0300

v
Total Common Stock beneficially owned as of the date of this
Schedule 13D:  250,464

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